UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.

1. Name and Address of Reporting Person
   Gunnlaugsson, Gordon H.
   770 North Water Street
   Milwaukee, WI 53202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Marshall & Ilsley Corporation (MI)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   11/1999
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       01/01/1992               106953      A      $0.000000  106953           D
Common Stock                       11/29/1995 G             -1000       D      $0.000000  105953           D
Common Stock                       12/15/1995 F             -2155       D      $25.750000 103798           D
                                   (1)
Common Stock                       09/09/1996 M             30000       A      $9.417000  103798           D
Common Stock                       09/09/1996 S             -30000      D      $27.140000 103798           D
Common Stock                       12/16/1996 F             -2161 (1)   D      $32.130000 101637           D
Common Stock                       08/15/1997 J (2)         29845       A      $44.500000 131482           D
Common Stock                       12/08/1997 G             -490        D      $0.000000  130992           D
Common Stock                       02/17/1998 M             9000        A      $11.292000 130992           D
Common Stock                       02/17/1998 S             -9000       D      $56.750000 130992           D
Common Stock                       02/18/1998 M             9000        A      $11.292000 130992           D
Common Stock                       02/18/1998 S             -9000       D      $57.500000 130992           D
Common Stock                       02/19/1998 M             9000        A      $11.292000 130992           D
Common Stock                       02/19/1998 S             -9000       D      $57.625000 130992           D
Common Stock                       02/20/1998 M             9000        A      $11.292000 130992           D
Common Stock                       02/20/1998 S             -9000       D      $57.437500 130992           D
Common Stock                       02/23/1998 M             9000        A      $11.292000 130992           D
Common Stock                       02/23/1998 S             -9000       D      $58.000000 130992           D
Common Stock                       03/18/1999 G       V     -20000      D      $0.000000  110992           D
Common Stock                       11/29/1999 M             45000       A      $17.208000 119492           D
Common Stock                       11/29/1999 S             -36500      D      $65.985000 119492           D
Common Stock                       01/01/1992               2700 (3)    A      $0.000000  2700             I (3)       Spouse

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $0       12/15/1988 A         30000       12/15/1989 12/15/1998 Common  30000    $9.417000  30000    D
                                                                               Stock
Stock Option   $0       09/09/1996 M               30000            12/15/1998 Common  30000    $9.417000  0        D
                                                                               Stock
Stock Option   $0       12/14/1995 A         10000       12/14/1996 12/14/2005 Common  18000    $26.187500 10000    D
                                                                               Stock
Stock Option   $0       12/31/1995 G               8000             12/14/2005 Common  8000     $26.187500 2000     D
                                                                               Stock
Stock Option   $11.292  12/14/1989 A         45000       12/14/1990 12/14/1999 Common  45000    $11.292000 45000    D
                                                                               Stock
Stock Option   $11.292  02/17/1998 M               9000             12/14/1999 Common  9000     $11.292000 36000    D
                                                                               Stock
Stock Option   $11.292  02/18/1998 M               9000             12/14/1999 Common  9000     $11.292000 27000    D
                                                                               Stock
Stock Option   $11.292  02/19/1998 M               9000             12/14/1999 Common  9000     $11.292000 18000    D
                                                                               Stock
Stock Option   $11.292  02/20/1998 M               9000             12/14/1999 Common  9000     $11.292000 9000     D
                                                                               Stock
Stock Option   $11.292  02/23/1998 M               9000             12/14/1999 Common  9000     $11.292000 0        D
                                                                               Stock
Stock Option   $17.208  12/12/1991 A      V  90000       12/12/1992 12/12/2001 Common  90000    $17.208000 90000    D
                                                                               Stock
Stock Option   $17.208  11/29/1999 M               45000 12/12/1992 12/12/2001 Common  45000    $17.208000 45000    D
                                                                               Stock
Stock Option   $31.875  12/12/1996 A         18000       12/12/1997 12/12/2006 Common  18000    $31.875000 18000    D
                                                                               Stock
Stock Option   $31.875  12/31/1996 G               5000             12/12/2006 Common  5000     $31.875000 13000    D
                                                                               Stock
Stock Option   $57      12/11/1997 A         20000       12/11/1998 12/11/2007 Common  20000    $57.000000 20000    D
                                                                               Stock
Stock Option   $57      02/20/1998 G               3000             12/11/2007 Common  3000     $57.000000 17000    D
                                                                               Stock
Perf. Shares   $0       12/14/1995 A         9000         (4)       12/31/1998 Common  9000     $0.000000  9000     D
                                                                               Stock            (4)
Perf. Shares   $0       12/12/1996 A         9000         (4)       12/31/1999 Common  9000     $0.000000  9000     D
                                                                               Stock            (4)
Perf. Shares   $0       12/11/1997 A         10000        (4)       12/31/2000 Common  10000    $0.000000  10000    D
                                                                               Stock            (4)
Perf. Shares   $0 (4)   12/10/1998 A      V  10000       12/10/1998 12/10/2008 Common  10000    $0.000000  10000    D
                                                         (4)                   Stock            (4)

Explanation of Responses:
(1) The reporting person surrendered shares to issuer in transaction exempt under Rule 16b-3 to satisfy tax withholding obligation arising from the vesting of ___________shares of restricte
(2) Receipt of Common Stock upon redemption of Partnership Interest.
(3) The reporting person disclaims beneficial ownership of all securities held by his children, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such secur
(4) Award of performance shares under 1994 Long-Term Incentive Plan for Executives.
           Performance shares may be paid following expiration of the performance period at

SIGNATURE OF REPORTING PERSON
/s/ Gordon H. Gunnlaugsson

DATE
12/02/1999